Exhibit 99.1



Alcon Independent Director Committee Notes Closing of Novartis' Acquisition of Nestlé's Stake in Alcon

- o *Closing Is an Expected Step Pursuant to Agreements Between Novartis and Nestlé*

- o *Does Not Impact the IDC's Position With Respect to the Novartis Merger Proposal*

- o *IDC Will Continue to Defend Minority Shareholders' Rights Through All Available and Appropriate Actions*

HUENENBERG, Switzerland – August 26, 2010 – The Alcon Independent Director Committee (the "IDC") notes the closing of Novartis AG's ("Novartis") acquisition of Nestlé SA's ("Nestlé") remaining stake in Alcon, Inc. ("Alcon"). The transaction, which increases Novartis' stake in Alcon to approximately 77 percent, was consummated pursuant to the Purchase and Option Agreement entered into by Nestlé and Novartis on April 6, 2008. The closing of the Nestlé/Novartis transaction is an expected step and does not impact the IDC's position with respect to Novartis' merger proposal to minority shareholders.

Thomas G. Plaskett, Chairman of the IDC, said, "We look forward to negotiating a deal that affords fair value to Alcon's minority shareholders. An agreed transaction is in the best interests of all stakeholders and is clearly preferable to protracted litigation, which would delay critical steps in the integration process. However, we are ready to defend the rights of Alcon and its minority shareholders if Novartis refuses to negotiate a fair deal."

The closing of the Nestlé/Novartis transaction satisfies the condition of the election of Novartis' five additional designees to Alcon's board, which was made on August 16th despite their overwhelming rejection by minority shareholders. The Novartis designees have a clear conflict of interest with respect to any decision regarding Novartis' merger proposal to minority shareholders. As previously announced by the IDC and supported in a legal opinion issued by Professor Hans Caspar von der Crone, a leading Swiss corporate governance expert, the role of non-conflicted directors in related-party transactions is established both by Swiss law and Alcon's organizational documents. Accordingly, a positive recommendation by the IDC is required with respect to any related-party transaction between Alcon and Novartis, including the merger proposal, and the IDC's powers and duties cannot be altered without the consent of the IDC.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the IDC.

Important information regarding the proposal will continue to be posted on the Committee's website: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve

Brunswick Group (212) 333-3810

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon's website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.